July 2012 Pricing Sheet dated July 31, 2012 relating to Preliminary Terms No. 262 dated July 23, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Buffered PLUS Based on the Performance of a Basket of Three Commodities due August 29, 2013
Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS — JULY 31, 2012
Issuer:	Morgan Stanley
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	July 31, 2012
Original issue date:	August 3, 2012 (3 business days after the pricing date)
Maturity date:	August 29, 2013
Aggregate principal amount:	$6,559,000
Basket:	Basket commodity	Bloomberg ticker symbol	Weighting	Initial Price
	Corn	C 1	33.3333%	806.50¢
	Soybeans	S 1	33.3333%	1,656.75¢
	Wheat	W 1	33.3333%	888.25¢
Payment at maturity:	▪	If the basket performance factor is greater than 100%, meaning the basket has appreciated:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
	▪	If the basket performance factor is less than or equal to 100% but greater than or equal to 80%, meaning the basket has declined in value by an amount less than or equal to the buffer amount of 20%:
$1,000
	▪	If the basket performance factor is less than 80%, meaning the basket has declined in value by an amount greater than the buffer amount of 20%:
($1,000 x basket performance factor) + $200
	▪	This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment due at maturity on the Buffered PLUS be less than $200 per Buffered PLUS.
Maximum payment at maturity:	$1,450 per Buffered PLUS (145% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	200%
Minimum payment at maturity:	$200 per Buffered PLUS (20% of the stated principal amount)
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: [final basket commodity price / initial basket commodity price] x weighting
Commodity price:
With respect to each of corn, soybeans and wheat, for any trading day, the official settlement price per bushel of deliverable-grade corn, soybeans or wheat, as applicable, on the relevant exchange of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by the relevant exchange on such date.

Relevant exchange:	With respect to each of corn, soybeans and wheat, the Chicago Board of Trade.
Initial basket commodity price
The commodity price for the applicable basket commodity on the pricing date.  See “Basket—Initial Price” above.
If any initial basket commodity price for any basket commodity as finally made available by the relevant exchange differs from any initial basket commodity price specified in the final pricing supplement, we will include the definitive initial basket commodity price in an amended pricing supplement.

Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.

Valuation date:	In respect of each basket commodity, August 26, 2013, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Buffer amount:	20%
Interest:	None
CUSIP / ISIN:	617482N91 / US617482N914
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$1,000	$20	$980
Total	$6,559,000	$131,180	$6,427,820

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 262 dated July 23, 2012

Prospectus Supplement for PLUS dated November 21, 2011

Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.